Tender Offer Statement on Schedule TO - July 16, 2012	Exhibit (d)(i) Sponsorship Agreement - July 16, 2012

SPONSORSHIP AGREEMENT

This SponsorSHIP Agreement ("Agreement") is entered into and effective as of the date first written above ("Effective Date") by and among PEEK Investments LLC, a Delaware limited liability company ("Purchaser"), and each other party hereto identified on the signature page(s) hereto (each, a "Sponsor"). Each term used and not otherwise defined herein shall have the meaning assigned to such term in the Offer.

RECITALS

WHEREAS, Purchaser is tentatively exploring, among other potential alternatives, a possible third-party tender offer to purchase all outstanding shares of common stock, $0.001 par value per share ("Shares"), of a Delaware corporation (the "Company") upon the terms and subject to the conditions set forth in the Offer to Purchase, related Letter of Transmittal, and other tender offer material provided by or on behalf of Purchaser to the Sponsors (which, collectively, as amended or supplemented, constitute the "Offer");

WHEREAS, as requested by Purchaser for purposes of the Offer, each Sponsor has provided to Purchaser, and Purchaser has accepted from such Sponsor, a commitment letter providing for a possible equity investment in Purchaser by such Sponsor (each, an "Equity Commitment Letter" and, with respect to any Sponsor(s), the Equity Commitment Letter(s) of such Sponsor(s)), which evidences the commitment of and by such Sponsor to contribute capital to Purchaser in amounts and proportions and upon the terms and subject to the conditions and otherwise as contemplated by such Equity Commitment Letter (each, a "Commitment" and, with respect to any Sponsor(s), the Commitment of such Sponsor(s));

WHEREAS, such capital contributions, if any, would be used to purchase Shares in the Offer and fund the payment or reimbursement of fees, expenses, and costs related to the Offer (collectively, "Transaction Costs"); and

WHEREAS, each party hereto desires to establish certain terms and conditions related to the Offer and relationship among the Sponsors, the related equity financing commitments, and the Offer;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each party hereto ("Party"), intending to be legally bound, hereby agrees as follows:

AGREEMENT

1. Pre-Acceptance Period. If and to the extent any such decision would or could (or would or could be reasonably foreseeable to) adversely affect any Sponsor in any manner, each decision to be made by or on behalf of Purchaser with respect to the Offer (or any similar transaction), any agreements related thereto ("Related Agreements"), or any transaction contemplated by the Offer or any Related Agreement ("Contemplated Transactions" and, together with the Offer and Related Agreements, "Offer Matters"), or any Offer Matter or combination of Offer Matters, in any case, on and from the Effective Date and until the Acceptance Time ("Pre-Acceptance Period") shall require the unanimous consent of the Sponsors, including, without limitation, any (a) announcement of intention, commencement, amendment, supplement, termination, extension, modification, or waiver of or related to the Offer or any term or condition thereof, including, without limitation, with respect to any commencement date, initial offering period, offer price, type or form of consideration to be offered or paid, timing or other term of acceptance for payment or payment of any subject security, withdrawal right, expiration date, subsequent offering period, or top-up option, (b) waiver of any condition to or of the Offer or determination as to whether or not any such condition has been, is, or will be satisfied, (c) filing, dissemination, or disclosure requirement or offering document or tender offer material, including, without limitation, with respect to any filing or exhibit, schedule, attachment, amendment, or supplement thereto, (d) agreement, instrument, document, or matter related to any borrowing, incurrence of indebtedness, or equity, debt, or other financing, (e) litigation or other legal proceeding, including, without limitation, with respect to any stockholder list or security holder listing or poison pill, rights plan, or similar right, or derivative or other litigation or legal proceeding related to the Company's capitalization, (f) designation, nomination, appointment, or election of any person as a member of the board of directors of the Company, or (g) agreement, arrangement, or understanding with the Company or any manager, director, officer, employee, stockholder, partner, affiliate, associate, or related party of the Company.

Tender Offer Statement on Schedule TO - July 16, 2012	Exhibit (d)(i) Sponsorship Agreement - July 16, 2012

2. Equity Commitments. Each Sponsor represents and warrants to each other Party that such Sponsor is bound by and has complied with, and agrees that such Sponsor shall continue to be bound by and comply with, the Equity Commitment Letter and that each other Sponsor (other than any Defaulting Sponsor) shall be entitled to enforce, or direct the enforcement of, such Equity Commitment Letter in accordance with this Agreement if and only if the Sponsors (other than any Defaulting Sponsor) have determined by unanimous written consent that the conditions of the Offer have been satisfied or to waive all such conditions remaining unsatisfied. No Party shall attempt to enforce any Equity Commitment Letter until the conditions set forth in this Section have been satisfied. Purchaser shall have no right to enforce any Equity Commitment Letter unless and until directed to do so by the unanimous written consent of the Sponsors (other than any Defaulting Sponsor).

3. Defaulting and Participating Sponsors. Each Sponsor that has complied with the Equity Commitment Letter and this Agreement ("Participating Sponsor") may terminate the participation in the Offer of any Sponsor that has not satisfied the funding requirements contemplated by the Equity Commitment Letter or otherwise failed to comply with the Equity Commitment Letter and this Agreement ("Defaulting Sponsor"); provided, however, that such termination shall not affect any right of any Participating Sponsor as against such Defaulting Sponsor with respect to such failure to fund or any such other non-compliance. If the Participating Sponsors unanimously consent to proceed (and whether or not any Participating Sponsor elects to seek specific performance as against any Defaulting Sponsor in connection herewith), the amount of the commitment of each Defaulting Sponsor shall be offered, first, to the Participating Sponsors pro rata (based on the commitments of such Participating Sponsors), and, thereafter, as applicable, to one or more other co-investors, unanimously approved by the Participating Sponsors. Notwithstanding anything herein to the contrary, from and after the time any Sponsor becomes a Defaulting Sponsor, the approval or consent of such Defaulting Sponsor shall not be required for any purpose hereunder; provided, however, that each Defaulting Sponsor that ultimately participates in the Offer (as a result of any Participating Sponsor electing to seek specific performance as against such Defaulting Sponsor) shall cease to be a "Defaulting Sponsor" and shall have approval and consent rights hereunder.

4. Transfer Restrictions. During the Pre-Acceptance Period, no Sponsor shall transfer any portion of the Commitment or any interest in Purchaser ("Unit") other than to any investment fund affiliated with such Sponsor; provided, however, that no such transfer shall relieve such Sponsor of any corresponding or other portion of any obligation of such Sponsor under the Equity Commitment Letter or hereunder unless and until such fund: (a) has committed equity or similar available capital in amounts sufficient to satisfy such obligation; (b) executes and delivers to Purchaser an appropriate equity commitment letter, a joinder signature page to this Agreement, and each other document reasonably requested by Purchaser (collectively, the "New Sponsor Documents") and agrees to be bound hereby as a "Sponsor" hereunder; (c) certifies to each Party that such fund is capable of performing the obligations of such fund under each such New Sponsor Document; and (d) is approved by each non-transferring Participating Sponsor, which approval may not be unreasonably withheld, conditioned, or delayed.

5. Interim Period and Continuing Sponsors. Each Party shall use commercially reasonable efforts to negotiate and enter into at or prior to the Acceptance Time: (a) an amended and restated limited liability company agreement of Purchaser ("Purchaser LLC Agreement"); and (b) one or more definitive agreements with the Participating Sponsors (collectively, "Security Holder Agreements") providing for the unanimous consent of the Continuing Sponsors with respect to all decisions to be made by or on behalf of Purchaser with respect to any Offer Matter or the Company or any security issued or to be issued by the Company during the period on and from the Acceptance Date and until the time there ceases to be at least two Continuing Sponsors ("Interim Period"), including without limitation, any matter described in or contemplated by Section 1 hereof. For purposes hereof, "Continuing Sponsor" shall mean and refer to each Participating Sponsor that becomes a member of Purchaser and a party to the Purchaser LLC Agreement and Security Holder Agreements (collectively, the "Management-Ownership Agreements"), in each case, as long as such Sponsor continues to be a member of Purchaser and comply with the Management-Ownership Agreements.

6. Voting Agreements. Purchaser shall (and each Sponsor shall cause each Unit owned by such Sponsor, if any, to be voted to cause Purchaser to) authorize, issue, sell, or exchange, as applicable, Units to Participating Sponsors pro rata (based on the Commitments of Participating Sponsors) and otherwise in accordance with the Equity Commitment Letters and this Agreement; provided, however, that each Unit of any class or series shall be issued at the same price(s) and in the same proportion(s) as all other Units of such class or series.

Tender Offer Statement on Schedule TO - July 16, 2012	Exhibit (d)(i) Sponsorship Agreement - July 16, 2012

7. Distribution, Redemption, and Other Transfer Rights. Notwithstanding anything herein or in any Management-Ownership Agreement to the contrary, each Continuing Sponsor may, at any time or from time to time in such Sponsor's sole discretion, cause Purchaser to distribute or otherwise transfer to such Sponsor all (but not less than all) of the amount of the Shares, if any, then owned by Purchaser equal to such Sponsor's pro rata share thereof (based on the Units then owned by all Sponsors) in redemption of or otherwise in exchange and as consideration for the Units then owned by such Sponsor.

8. Termination Fee. An amount equal to any termination or similar fee received by Purchaser, including, without limitation, any such fee paid by the Company or any affiliate, associate, or related party of the Company pursuant to a merger agreement or otherwise, or portion thereof remaining after making or confirming adequate provisions for the payment or reimbursement of Transaction Costs, shall be promptly distributed or otherwise paid to the Sponsors (other than any Defaulting Sponsor) or their designees, in any case, pro rata (based on the Commitments or Units of such Sponsors, as applicable).

9. Expenses. To the extent Purchaser has available funds, Purchaser shall promptly pay or reimburse, as applicable, all Transaction Costs incurred by or on behalf of Purchaser or the Sponsors in connection with the Offer as follows: (a) first, all such Transaction Costs reasonably incurred by or on behalf of Purchaser, including, without limitation, in connection with the formation or organization of Purchaser; and (b) second, all such Transaction Costs reasonably incurred by or on behalf of the Sponsors in connection with the Offer, which shall be paid or reimbursed pro rata (based on the Commitments or Units of such Sponsors, as applicable). Except as otherwise expressly provided hereby and to the extent Purchaser does not have available funds, each Sponsor shall be responsible for any and all fees, expenses, and other costs incurred by or on behalf of such Sponsor.

10. Disclosures; Legal Compliance. Each Party hereby represents and warrants to, and agrees with, each other Party that: (a) in connection with the Offer and this Agreement, such Party has not made, and shall not make, any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; (b) all information provided by or on behalf of such Party to any other Party for inclusion or incorporation by reference in any Schedule TO or other filing with the Commission or any other tender offer material ("Provided Information") was, when provided, true, accurate, correct, and complete in all material respects; provided further, that such Sponsor shall cause such Provided Information and such filing and material, as applicable, to be amended and supplemented, in each case, as required by law and otherwise promptly and as necessary and appropriate to make the Provided Information and such filing and material, as applicable, true, accurate, correct, and complete in all material respects; (c) such Party shall not (and shall cause each related party of such Party not to) take any action or omit to take any action that would violate, or cause Purchaser to be deemed in violation of, any securities or other law applicable to the Offer, including, without limitation, (i) the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act"), or Rule 14e-5 thereunder or (ii) with respect to tendering any security of the Company in the Offer or paying any consideration to, or entering into any contract, agreement, or arrangement with, any party in connection with or related to the Offer in violation of Rule 14d-10 under the Exchange Act; and (d) such Party shall use commercially reasonable efforts to cooperate with each other Party to establish protocols to ensure compliance with this Section.

11. Termination. This Agreement shall automatically terminate at and as of (the first to occur of): (a) 12:00 midnight, New York City time, on the 30th day after the Effective Date (if Purchaser has not commenced the Offer, with the unanimous consent of the Sponsors, by then); (b) the expiration of the Offer (if the Offer is not consummated pursuant to the terms of the Offer), subject to any extension or subsequent offering period; and (c) the expiration of the Interim Period (if the Offer is consummated pursuant to the terms of the Offer), in any case, unless sooner terminated by unanimous written consent of the Participating Sponsors; provided, however, that any liability for failure to comply with this Agreement shall survive any such termination. Notwithstanding the foregoing, each Section hereof (other than Sections 1 through 6 (inclusive) hereof) shall survive indefinitely following the termination of this Agreement.

12. Amendment. This Agreement may be amended or modified, and the provisions hereof may be waived, only by an agreement in writing signed by each of the Sponsors.

Tender Offer Statement on Schedule TO - July 16, 2012	Exhibit (d)(i) Sponsorship Agreement - July 16, 2012

13. Severability. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with applicable law. The provisions hereof are severable, and any provision hereof being held invalid or unenforceable shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

14. Remedies. Except as otherwise provided herein, this Agreement shall be enforceable by all available remedies at law or in equity (including, without limitation, specific performance). Each Participating Sponsor shall be entitled, in their discretion, to either (a) specific performance of this Agreement and the Equity Commitment Letters, together with any costs of enforcement incurred by such Participating Sponsor in seeking to enforce such remedy against any Defaulting Sponsor or (b) payment by the Defaulting Sponsor in an amount equal to the out-of-pocket damages incurred by such Participating Sponsor. If any Participating Sponsor elects to enforce the remedy described in the preceding sentence against any Defaulting Sponsor, such Participating Sponsor shall do so against all Defaulting Sponsors. No party shall be entitled to recover lost profits or benefit of the bargain damages. If more than one Defaulting Sponsor is responsible for any damages, each such Defaulting Sponsor's liability for such damages shall be determined pro rata (based on the Commitments of such Defaulting Sponsors).

15. Indemnification. To the fullest extent permitted by law, each Sponsor shall indemnify, defend and hold harmless each other Sponsor and any of its affiliates or any direct or indirect partner, member, shareholder, employee, director, officer or agent of such Sponsor or any of its affiliates from and against any and all losses, liabilities, damages, claims, judgments, awards, settlements, demands, offsets, and expenses (including interest, penalties, court costs, arbitration costs and fees, witness fees and reasonable fees and expenses of outside attorneys, investigators, expert witnesses, accountants and other professionals) arising out of or relating to any material breach or inaccuracy of the representations, warranties or covenants of such Sponsor contained herein.

16. No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, and notwithstanding the fact that certain of the Sponsors may be partnerships or limited liability companies, by acceptance of the benefits of this Agreement, Purchaser and each Sponsor acknowledges and agrees that no Person other than each Party has any obligation hereunder and no Party has any right of recovery under this Agreement or in any document or instrument delivered in connection herewith, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no personal liability shall attach to, the former, current and future equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of the Sponsors or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate, agent or assignee of any of the foregoing (collectively, "Non-Recourse Parties"), through Purchaser or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Purchaser against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise. Nothing set forth in this Agreement shall confer or give or shall be construed to confer or give to any party other than the Parties any rights or remedies against any Person other than as expressly set forth herein.

17. Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State. All actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of The City of New York. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of The City of New York for the purpose of any action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.

Tender Offer Statement on Schedule TO - July 16, 2012	Exhibit (d)(i) Sponsorship Agreement - July 16, 2012

18. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

19. Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later, nor shall any such delay, omission or waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after such waiver.

20. Other Agreements. This Agreement, together with the agreements referenced herein, constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the parties or any of their affiliates with respect to the subject matter contained herein except for such other agreements as are referenced herein which shall continue in full force and effect in accordance with their terms.

21. Cooperation. Each Party shall use commercially reasonable efforts to: (a) amend, supplement, or modify each Management-Ownership Agreement, as necessary or appropriate, to be consistent with, and provide for each transaction and other matter contemplated by, this Agreement; and (b) cooperate with each other Party, including, without limitation, as reasonably requested by any Party to jointly and mutually determine how best to structure and facilitate the Offer Matters and each agreement and transaction contemplated hereby and maximize value for all concerned Parties, taking into account speed, timing, deal certainty, administrative convenience, and applicable tax, legal, and business considerations and all other relevant issues.

22. Assignment. This Agreement may not be assigned by any party or by operation of law or otherwise without the prior written consent of each of the other parties. Any attempted assignment in violation of this Section shall be null and void.

23. No Representations or Duties. Each Sponsor specifically understands and agrees that no other Sponsor has made or will make any representation or warranty with respect to the terms, value or any other aspect of the transactions contemplated hereby, and explicitly disclaims any warranty, express or implied, with respect to such matters. In addition, each Sponsor specifically acknowledges, represents and warrants that it is not relying on any other Sponsor (a) for its due diligence concerning, or evaluation of, the Company or its assets or businesses, (b) for its decision with respect to making any investment contemplated hereby or (c) with respect to tax and other economic considerations involved in such investment. In making any determination contemplated by this Agreement, each Sponsor may make such determination in its sole and absolute discretion, taking into account only such Sponsor's own views, self-interest, objectives and concerns. No Sponsor shall have any fiduciary or other duty to any other Sponsor or to Purchaser except as expressly set forth in this Agreement.

24. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Remainder of Page Intentionally Left Blank. Signature Page(s) to Follow.

Tender Offer Statement on Schedule TO - July 16, 2012	Exhibit (d)(i) Sponsorship Agreement - July 16, 2012

IN WITNESS WHEREOF, this Agreement is executed and effective as of the Effective Date.

PURCHASER:

PEEK Investments LLC

Date: July 16, 2012	By:	/s/ Michael Onghai
	Name:	Michael Onghai
	Title:	President

SPONSOR(S):

Platinum Partners Value Arbitrage Fund L.P.

	By:	Platinum Management (NY) LLC
	Its:	Sole General Partner

Date: July 16, 2012	By:	/s/ Mark Nordlicht

	Name:	Mark Nordlicht
	Title:	Chief Investment Officer

Snowy August Fund I LP

Date: July 16, 2012	By:	/s/ Michael Onghai
	Name:	Michael Onghai
	Title:	President

Remainder of Page Intentionally Left Blank.

Signature Page